Exhibit 21.1

Subsidiaries	State of Incorporation

KSIX Media, Inc.	Nevada

KSIX, LLC	Nevada

Surge Blockchain, LLC	Nevada

DigitizeIQ, LLC	Illinois

Surge Cryptocurrency Mining, Inc.,	Nevada

LogicsIQ Inc.	Nevada

Torch Wireless	Wyoming

Surge Payments, LLC	Nevada

Surgephone Wireless, LLC	Nevada

SurgePays Fintech, Inc.	Nevada

ECS Prepaid, LLC	Missouri

Central States Legal Services, Inc.	Missouri

Electronic Check Services, Inc.	Missouri

Injury Survey, LLC	Nevada